DAVIS POLK & WARDWELL 08Q-34645

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

15, AVENUE MATIGNON
75008 PARIS

99 GRESHAM STREET
LONDON EC2V 7NG
TELEPHONE 020 7 418 1300
FAX 020 7 418 1400

WRITER'S DIRECT

+44 (20) 7418 1025.

MESSETURM
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MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. ~~82-5134~~

June 12, 2007

Re: **Telefónica Móviles Perú Holding S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
SECTION
160

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

1. Letter to CONASEV, dated March 26, 2007, regarding the summon by the Chairman of the Board to a Shareholders' Meeting, held on March 23, 2007.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at +44 (20) 7418 1025.

PROCESSED
JUN 21 2007

Very truly yours,

Paulina Vargas
Legal Assistant

Enclosures

(NY) 19788/003/12G3-2B/MOVILES/MOVILES07/05.11.Moviles.12g3.2b.doc

English Summary for Telefónica Móviles Perú Holding S.A.A.
– Letter to CONASEV, dated March 26, 2007, regarding the summon by the Chairman of the Board to a Shareholders' Meeting, held on March 23, 2007.

File No. 82-5134

Lima, 26 de marzo de 2007

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación Telefónica Móviles S.A., en cumplimiento con lo requerido por CONASEV y complementando la información reportada con fecha 23 de febrero de 2007 y 22 de marzo de 2007 (expediente 2007005189), hace de su conocimiento que el órgano que convocó a la Junta Obligatoria Anual de Accionistas celebrada el 23 de marzo de 2007 fue el Presidente del Directorio.

Madeleine Osterling Letts

Representante Bursátil
Telefónica Móviles S.A.


SEC MAIL PROCESSING
RECEIVED
JUN 1 2 2007
WASH. D.C.
160
SECTION

END